UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*
                                             --


                           HOVNANIAN ENTERPRISES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    442487203
                 ----------------------------------------------
                                 (CUSIP Number)

                            GEATON A. DECESARIS, JR.
                             CHAIRMAN OF THE BOARD,
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                             WASHINGTON HOMES, INC.
                              1802 BRIGHTSEAT ROAD
                          LANDOVER, MARYLAND 20785-4235
                         ------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              JOHN W. GRIFFIN, ESQ.
                          DUANE, MORRIS & HECKSCHER LLP
                         1667 K STREET, N. W., SUITE 700
                             WASHINGTON, D. C. 20006
                                 (202) 776-7854

                                 AUGUST 28, 2000
                                ----------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

CUSIP No.  442487203             SCHEDULE 13D/A                Page 2 of 4 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Washington Homes, Inc.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [x]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

                  OO
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

         Maryland
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                          0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY            12,076,493(1) (See Item 5 herein)
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                           0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                      12,076,493(1) (See Item 5 herein)
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  70.7%(1)
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                  CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This  Amendment No. 1 amends  footnote 1 to the preceding  table of the
Schedule 13D filed by Washington Homes, Inc. on September 11, 2000, pertaining to the Class A Common Stock, par value $0.01 per share, of Hovnanian Enterprises, Inc., by deleting the bracketed language as set forth below and substituting therefor the underscored language as set forth below:

     (1) Washington Homes, Inc. ("Washington Homes") has entered into a Voting Agreement, dated August 28, 2000, with certain stockholders of Hovnanian Enterprises, Inc., ("Hovnanian") which provides that signatory stockholders will vote their shares of Class A Common Stock, par value $.01 per share of Hovnanian (the "Hovnanian Class A Common Stock"), and Class B Common Stock, par value $.01 per share (the "Hovnanian Class B Common Stock"), in favor of [a proposal to adopt the Merger Agreement] the Share Issuance (as defined hereinafter). The
                              ------------------
stockholders of Hovnanian who are signatories to such Voting Agreement own in the aggregate 6,341,345 shares of the Hovnanian Class A Common Stock and 5,735,148 shares of the Hovnanian Class B Common Stock. The Hovnanian Class B Common Stock is convertible into the Hovnanian Class A Common Stock. Unless the context otherwise requires, the Hovnanian Class A Common Stock and the Hovnanian Class B Common Stock may sometimes be referred to collectively in this Schedule 13D as the "Hovnanian Common Stock." Washington Homes does not have any rights as a stockholder of Hovnanian pursuant to said Voting Agreement. Accordingly, Washington Homes expressly disclaims beneficial ownership of all shares subject to said Voting Agreement.

         Other than the change to footnote 1 as set forth above, no other portion of the Schedule 13D filed by Washington Homes, Inc. on September 11, 2000, or document incorporated therein by reference, is changed by this Amendment No. 1.

                                Page 3 of 4 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the Schedule 13D is true, complete and correct.

                                                          WASHINGTON HOMES, INC.



                                              By /s/ Geaton A. DeCesaris, Jr.
                                                 -------------------------------
                                                    Geaton A. DeCesaris, Jr.
                                                     Chairman of the Board,
                                                      President and Chief
                                                       Executive Officer

Dated:   October 25, 2000


                                Page 4 of 4 Pages